EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Six Month Periods Ended April 30, 2010 and May 1, 2009

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	April 30, 2010	May 1, 2009	April 30, 2010	May 1, 2009

Net Sales	$387,620	$359,502	$726,980	$669,219
Gross Margin	129,198	112,598	233,727	214,750

Net Earnings From Continuing Operations Attributable to Esterline	$29,648	$25,338	$42,373	$36,825
Net Earnings From Discontinued Operations Attributable to Esterline	0	375	0	15,831

Net Earnings Attributable to Esterline	$29,648	$25,713	$42,373	$52,656

Basic

Weighted Average Number of Shares Outstanding	29,908	29,705	29,848	29,684

Earnings Per Share Attributable to Esterline – Basic:
Continuing Operations	$.99	$.85	$1.42	$1.24
Discontinued Operations	.00	.02	.00	.53

Earnings Per Share Attributable to Esterline – Basic	$.99	$.87	$1.42	$1.77

Diluted

Weighted Average Number of Shares Outstanding	29,908	29,705	29,848	29,684
Net Shares Assumed to be Issued for Stock Options	498	124	464	163

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	30,406	29,829	30,312	29,847

Earnings Per Share Attributable to Esterline – Diluted:
Continuing Operations	$.98	$.85	$1.40	$1.23
Discontinued Operations	.00	.01	.00	.53

Earnings Per Share Attributable to Esterline – Diluted	$.98	$.86	$1.40	$1.76